Exhibit 99.1

EXECUTION VERSION

Certain personally identifiable information has been omitted from this exhibit pursuant to item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

SALE AND PURCHASE AGREEMENT

This SALE AND PURCHASE AGREEMENT (this “Agreement”) is entered into on April 22, 2025, by and among Tether Investments, S.A. de C.V., an El Salvador sociedad anónima de capital variable (the “Seller”), and Stellar Beacon LLC, a Delaware limited liability company (the “Purchaser”). Seller and Purchaser are collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used but not defined herein shall have the meanings given to such terms in the BCA (as defined below).

WHEREAS, on or about the date hereof, (a) Seller, (b) Purchaser (solely for the limited purposes described therein), (c) Cantor Equity Partners, Inc., a Cayman Islands exempted company (“SPAC”), (d) Twenty One Capital, Inc., a Texas corporation (“Pubco”), (e) Twenty One Merger Sub D, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), (f) Twenty One Assets, LLC, a Delaware limited liability company (the “Company”) and (g) the other parties thereto entered into a business combination agreement (the “BCA”);

WHEREAS, pursuant to and in accordance with the BCA, (a) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company (such surviving company, the “SPAC Surviving Entity” and such merger, the “SPAC Merger”), and with the shareholders of SPAC receiving one share of Class A common stock, par value $0.01 per share, of Pubco (“Pubco Class A Common Stock”) for each Class A ordinary share of SPAC, par value $0.0001 per share (including the shares of Class A common stock of SPAC, par value $0.0001 per share), issued in exchange therefore (“SPAC Class A Ordinary Shares”), held by such shareholder in accordance with the terms of the BCA and (b) Company will merge with and into a newly formed Delaware corporation (“Company Merger Sub”), with the Company Merger Sub continuing as the surviving company (the “Company Surviving Entity”), and with shareholders of the Company receiving shares of Pubco Class A Common Stock and shares of Class B common stock, par value $0.01 per share (“Pubco Class B Common Stock”), of Pubco in exchange for interests of the Company (“Company Interests”) in accordance with the terms of the BCA (the “Company Merger”, and together with the SPAC Merger, the “Mergers”, and together with the other transactions contemplated by the BCA, the “Transactions”), and as a result of which Mergers, the SPAC Surviving Entity and the Company Surviving Entity will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA and in accordance with applicable law;

WHEREAS, in connection with the Transactions, Seller, iFinex, Inc., a British Virgin Islands company (“Bitfinex”), and the Company have entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which, immediately prior to the closing of the BCA, (a) Seller shall contribute to the Company 24,500 Bitcoin, (b) Bitfinex shall contribute to the Company 7,000 Bitcoin, for an aggregate contribution of 31,500 Bitcoin (clauses (a) and (b) collectively, the “Contribution”) and (c) in exchange for the Contribution, the Company shall issue to each of Seller and Bitfinex a number of Company Interests to be calculated in accordance with the terms of the Contribution Agreement;

WHEREAS, on or about the date hereof, (a) the Convertible Notes Investors (as defined in the BCA) have agreed to make a private investment in Pubco by purchasing convertible notes with an aggregate principal amount equal to the Convertible Note Gross Proceeds (as defined in the BCA), which may be increased by up to One Hundred Million United States Dollars ($100,000,000) to the extent the Convertible Notes Investors exercise their option to purchase additional Convertible Notes at any time before the 30th day after the date of this Agreement (the “Option Period”) and (b) the Equity PIPE Investors (as defined in the BCA) have agreed to make a private investment in SPAC by purchasing SPAC Class A Ordinary Shares in the aggregate amount equal to the Equity PIPE Gross Proceeds (as defined in the BCA), in each case, pursuant to (x) subscription agreements substantially in the form set forth on Exhibit D of the BCA for the Convertible Notes PIPE (the “Convertible Notes Subscription Agreements”) and (y) subscription agreements substantially in the form set forth on Exhibit E of the BCA for the Equity PIPE (the “Equity PIPE Subscription Agreements” and, together with the Convertible Notes Subscription Agreements, the “PIPE Subscription Agreements”);

WHEREAS, pursuant to the terms of the BCA (i) within ten (10) Business Days following the date of signing of the BCA, Seller will purchase Bitcoin in an aggregate principal amount equal to the sum of (a) the Convertible Notes Gross Cash Proceeds (as defined in the BCA) and (b) the Equity PIPE Gross Cash Proceeds (as defined in the BCA) minus the Initial Holdback Amount (as defined in the BCA) (the sum of clauses (a) and (b), the “Initial PIPE Net Proceeds”) and (ii) within ten (10) Business Days following the end of the Option Period, Seller will purchase Bitcoin in an aggregate principal amount equal to (a) the Option Note Gross Proceeds (as defined in the BCA) minus the Option Holdback Amount (as defined in the BCA) (the “Option Note Net Proceeds” and together with the Initial PIPE Net Proceeds, the “PIPE Bitcoin Amount”); and

WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to transfer to Purchaser, the SoftBank Shares (as defined below) that Seller will receive upon the closing of the BCA, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

Section 1. Sale. Subject to the terms and conditions of this Agreement, at Closing (as defined below), Seller hereby agrees to sell and transfer to Purchaser, and Purchaser agrees to purchase and accept from Seller, the SoftBank Shares (as defined below) in exchange for the Purchase Price (as defined below).

(a) The consideration to be paid by Purchaser for the purchase of the SoftBank Shares (the “Purchase Price”) shall be the sum of clauses (i), (ii) and (iii) below:

(i) An amount equal to the lesser of (A) 10,500 multiplied by the Bitcoin Price (as defined below) on the Business Day (as defined below) immediately prior to the Closing Date (as defined herein) (such amount, the “SoftBank Bitcoin Amount”), and (B) One Billion United States Dollars ($1,000,000,000);

(ii) An amount equal to (A) the lesser of (x) the SoftBank Bitcoin Amount and (y) One Billion United States Dollars ($1,000,000,000) multiplied by (B) the Applicable Rate (such amount, the “SoftBank Bitcoin Cost Amount”); and

(iii) An amount equal to (A) the PIPE Bitcoin Amount valued at the Bitcoin Price on the Business Day immediately prior to the Closing Date divided by three, multiplied by (B) the Applicable Rate (such amount, the “PIPE Bitcoin Cost Amount”).

(b) The Purchaser may, at its election, pay the SoftBank Bitcoin Cost Amount and the PIPE Bitcoin Cost Amount either (i) in cash or (ii) by reducing the number of SoftBank Shares that would otherwise be transferred by Seller to Purchaser at Closing by a number of shares equal to (A) the SoftBank Bitcoin Cost Amount plus the PIPE Bitcoin Cost Amount, divided by (B) $10.00 (rounded to the next whole share) (such shares, the “Net Settlement Shares”).

(c) In exchange for the payment of the Purchase Price, at Closing, Seller will transfer to Purchaser an equal number of shares of Pubco’s Class A Common Stock and Class B Common Stock (such Pubco Common Stock, the “SoftBank Shares”), in each case calculated as:

(i) (A) the lesser of (x) 10,500 multiplied by the Bitcoin Price on the Business Day immediately prior to the date of this Agreement, and (y) One Billion United States Dollars ($1,000,000,000), divided by (B) $10.00 (rounded to the next whole share), minus

(ii) the Net Settlement Shares (if any), minus

(iii) the Withholding Shares (if any), minus

(iv) if the SoftBank Bitcoin Amount exceeds One Billion United States Dollars ($1,000,000,000), a number of shares equal to (A) the difference between the SoftBank Bitcoin Amount and One Billion United States Dollars ($1,000,000,000), divided by (B) $10.00 (rounded to the next whole share).

(d) For the purposes of this Agreement:

(i) “Accrual Period” means the actual number of calendar days for the period beginning on and including the applicable Accrual Start Date to, but excluding, the Closing Date.

(ii) “Applicable Rate” means a percentage (rounded to the nearest five decimal places) obtained by multiplying the Accrual Rate by (A) the Accrual Period, divided by (B) 365 (as mutually agreed by Purchaser and Seller).

(iii) “Bitcoin Price” shall mean United States Dollar price of one bitcoin as determined by the average of the CME CF Bitcoin Reference Rate - New York Variant for the ten (10) day period ending on the day prior to any applicable Business Day.

(iv) “Accrual Rate” shall mean the sum of (A) the arithmetic average (rounded to the nearest five decimal places) of the Term SOFR Screen Rate on each U.S. Government Securities Business Day during the Accrual Period and (B) 3.00%.

(v) “Term SOFR Screen Rate” shall mean the forward-looking SOFR term rate for a 3-month tenor administered by CME (or any successor administrator determined by Purchaser in consultation with Seller) and published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by Purchaser in consultation with Seller).

(vi) “CME” means CME Group Benchmark Administration Limited.

(vii) “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) or Houston (Texas) or the Secretary of State of Delaware are not open for a full business day for the general transaction of business.

(viii) “U.S. Government Securities Business Day” means any Business Day, except any Business Day on which any of the Securities Industry and Financial Markets Association, the New York Stock Exchange or the Federal Reserve Bank of New York is not open for business because such day is a legal holiday under the federal laws of the United States or the laws of the State of New York, as applicable.

(ix) “Accrual Start Date”, means the applicable date or dates on which Seller has purchased the PIPE Bitcoin Amount, as certified by Seller to Purchaser in writing.

Section 2. Closing.

(a) The consummation of the transactions contemplated hereby (the “Closing”) shall occur on the same date as the closing of the Transactions, immediately after the consummation of the Company Merger (the “Closing Date”).

(b) At least five (5) Business Days before the anticipated Closing Date, Seller shall deliver written notice to Purchaser specifying the anticipated Closing Date. Seller shall deliver the wire instructions for delivery of the Purchase Price to Purchaser or its designee.

(c) The obligations of Purchaser to effect the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable law, waiver by Purchaser, of the conditions that on or prior to the Closing Date:

(i) The Business Combination shall have closed pursuant to the terms and conditions of the BCA in effect as of the date hereof unless amended or otherwise modified consistent with the terms thereof and hereof, including, for the avoidance of doubt with Purchaser’s prior written consent;

(ii) No waiver or amendment of any provision of any of the BCA, any PIPE Subscription Agreement, or any of the Ancillary Documents (as defined in the BCA) (the “Ancillary Documents,” which for greater certainty shall include the forms of such Ancillary Documents (whether attached to the BCA or otherwise) to the extent such Ancillary Documents are not entered into substantially concurrently with this Agreement) shall have occurred without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(iii) No governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition; and

(iv) All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, as though made on and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Seller Material Adverse Effect (as defined below) which representations and warranties shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date); and

(v) Seller shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Seller at or prior to the Closing.

(d) The obligations of Seller to effect the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable law, waiver by the Parties, of the conditions that on or prior to the Closing Date:

(i) The Business Combination shall have closed pursuant to the terms and conditions of the BCA in effect as of the date hereof unless amended or otherwise modified consistent with the terms thereof and hereof, including, for the avoidance of doubt with Purchaser’s prior written consent;

(ii) No governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition;

(iii) All representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, as though made on and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Purchaser Material Adverse Effect (as defined below) which representations shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date);

(iv) Purchaser has wired the Purchase Price (less the value of any Net Settlement Shares, if applicable) to an account designated Seller; and

(v) Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Seller at or prior to the Closing.

(e) Prior to or at the Closing, Purchaser shall deliver to Seller and Pubco all such other information as is reasonably requested in order for Pubco or its transfer agent to facilitate the transfer of the SoftBank Shares to Purchaser.

Section 3. Seller Representations and Warranties. Seller, solely with respect to the representations and warranties set forth below relating to Seller, represents and warrants to Purchaser as of the date hereof and as of the Closing, that:

(a) Seller (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation and (ii) has the requisite corporate power to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement.

(b) The sale of the SoftBank Shares, when sold pursuant to this Agreement (subject to the receipt by Seller of the Purchase Price in accordance with the terms of this Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when delivered to Purchaser (or its nominee in accordance with Purchaser’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Agreement or the BCA, the Pubco Organizational Documents (as defined below) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under the laws of Pubco’s jurisdiction.

(c) This Agreement has been duly authorized, validly executed and delivered by Seller, and assuming the due authorization, execution and delivery of the same by Purchaser, this Agreement shall constitute the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(d) Assuming the accuracy of the representations and warranties of Purchaser set forth in Section 4(d), 4(e) and 4(f), the execution and delivery of this Agreement, the compliance by Seller with all of the provisions of this Agreement applicable to Seller and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Seller pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Seller is a party or by which Seller is bound or to which any of the property or assets of the Company is subject, (ii) conflict with or violate any provision of, or result in the breach of, Pubco’s organizational documents (“Pubco Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or governmental authority with competent jurisdiction over Seller or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches or defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. For purposes of this Agreement, a “Seller Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Seller that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller’s ability to consummate the transactions contemplated by this Agreement.

(e) Assuming the accuracy of the representations and warranties of Purchaser set forth in Section 4(d), 4(e) and 4(f), Seller is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”) or other person in connection with the execution, delivery and performance of this Agreement, other than those the failure of which to obtain would not have a Seller Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Seller Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Seller, threatened in writing against Seller or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Seller, as applicable.

(g) Assuming the accuracy of Purchaser’s representations and warranties set forth in Section 4(d), no registration under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities (or Blue Sky) laws is required for the offer and sale of the SoftBank Shares by Seller to Purchaser.

(h) None of the Seller or any person acting on Seller’s behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the SoftBank Shares. The SoftBank Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. None of the Seller or any person acting on Seller’s behalf has, directly or indirectly, at any time within the past thirty (30) calendar days, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under the Securities Act in connection with the offer and sale by Seller of the SoftBank Shares as contemplated hereby or (ii) cause the sale of the SoftBank Shares pursuant to this Agreement to be integrated with prior sales by Seller, Pubco or any of their affiliates for purposes of the Securities Act or any applicable stockholder approval provisions. None of the Seller or any person acting on their behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer or sale of the SoftBank Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(i) Seller is not subject to an event that would disqualify an issuer or other covered person under Rule 506(d)(1) of the Securities Act and is not subject to a statutory disqualification described under Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(j) Seller is in compliance in all material respects with, and has not received any written communication from a governmental authority with competent jurisdiction that alleges that Seller is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(k) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the SoftBank Shares to Purchaser.

(l) Pubco is not, and immediately after consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act.

Section 4. Purchaser Representations and Warranties. Purchaser represents and warrants to Seller, as of the date hereof and as of the Closing, that:

(a) Purchaser (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Agreement.

(b) This Agreement has been duly authorized, validly executed and delivered by Purchaser. Assuming the due authorization, execution and delivery of the same by Seller, this Agreement shall constitute the valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

(c) The execution, delivery and performance of this Agreement, the purchase of the SoftBank Shares hereunder, the compliance by Purchaser with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Purchaser is a party or by which Purchaser is bound or to which any of the property or assets of Purchaser is subject; (ii) the organizational documents of Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Purchaser or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Purchaser Material Adverse Effect. For purposes of this Agreement, a “Purchaser Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Purchaser that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Purchaser’s performance of its obligations under this Agreement, including the purchase of the SoftBank Shares.

(d) Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act), (ii) is acquiring the SoftBank Shares only for its own or its affiliates’ account and not for the account of others, and (iii) is not acquiring the SoftBank Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws. Purchaser acknowledges and agrees that the SoftBank Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the SoftBank Shares have not been registered under the Securities Act.

(e) Neither Purchaser nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (iv); or (v) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Purchaser is permitted to do so under applicable law. Purchaser represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Purchaser maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Purchaser also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Purchaser further represents and warrants that (i) none of the funds held by Purchaser and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank; and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Purchaser and used to purchase the SoftBank Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(f) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of the SoftBank Shares hereunder.

(g) Purchaser acknowledges and agrees that the SoftBank Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the SoftBank Shares have not been registered under the Securities Act and that Pubco is not required to register the SoftBank Shares, except pursuant to any registration rights agreement entered into between Pubco and Purchaser. Purchaser acknowledges and agrees that the SoftBank Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Purchaser absent an effective registration statement under the Securities Act, except pursuant to an applicable exemption from the registration requirements of the Securities Act, in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the SoftBank Shares will contain a restrictive legend to this effect. Purchaser acknowledges and agrees that the SoftBank Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the SoftBank Shares and may be required to bear the financial risk of an investment in the SoftBank Shares for an indefinite period of time. Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the SoftBank Shares.

(h) Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the SoftBank Shares. Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the SoftBank Shares, and Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Purchaser has considered necessary to make an informed investment decision.

(i) Purchaser has adequately analyzed and fully considered the risks of an investment in the SoftBank Shares and determined that the SoftBank Shares are a suitable investment for Purchaser and that Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of Purchaser’s investment in SoftBank Shares. Purchaser acknowledges specifically that a possibility of total loss exists.

(j) Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the SoftBank Shares or made any findings or determination as to the fairness of this investment.

(k) Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

Section 5. Certain Obligations.

(a) From the date hereof until the Closing Date, Seller will not, without the written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), consent to, ratify, support, execute, approve or otherwise take actions that would result in (x) Pubco engaging in a business that is inconsistent with the operations reflected in the business plan attached hereto as Exhibit A and approved by the board of Pubco (the “Business Plan”) or (y) a communication with respect to the anticipated business operations of Pubco and its subsidiaries being made to Nasdaq, any Stock Exchange or the SEC that is different from the Business Plan; provided, that (a) any amendments, revisions, updates or changes to the Business Plan which are consented to by Purchaser in writing in advance of any such amendments, revisions, updates or changes will be deemed to be part of the Business Plan, and (b) for greater certainty, in no event shall Seller’s consent be deemed unreasonably withheld, conditioned or delayed if it is withheld, conditioned or delayed subject to or during the prior circulation of any revisions to the Business Plan to Convertible Notes Investors and Equity PIPE Investors;

(b) From the date hereof until the Closing Date, Seller will provide, and as of the Closing Date, has provided, Purchaser with all notices and/or copies of all notices, materials, and documents that Seller provides or receives pursuant to or in accordance with the BCA and/or the other Ancillary Documents.

(c) From the date hereof until the Closing, Seller will provide notice to Purchaser if it has actual knowledge of any alleged violation of Sections 8.9, 8.22 and 8.23 and Article 9 of the BCA by any party to the BCA, and at Purchaser’s election, will use commercially reasonable efforts to enforce any rights it has with respect to such violation pursuant to the terms of the BCA (including commercially reasonable efforts to seek specific performance).

(d) From the date hereof until the Closing, Seller will cooperate with Purchaser and provide Purchaser (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement (as defined in the BCA) as if Purchaser was a party to Section 8.11 of the BCA. Seller will further provide notice to Purchaser if it has actual knowledge of any alleged violation of Section 8.11 of the BCA by any party to the BCA, and in consultation with Purchaser, will use commercially reasonable efforts to enforce any rights it has with respect to such violation pursuant to the terms of the BCA (including commercially reasonable efforts to seek specific performance).

Section 6. Tax Matters.

(a) Seller shall deliver to Purchaser prior to the Closing a certificate, duly executed by Pubco and issued in accordance with U.S. Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3)(i), dated no more than thirty (30) days prior to the Closing Date, and signed under penalty of perjury (the “FIRPTA Certificate”). The FIPRTA Certificate shall certify that (A) Pubco is not, and has not been at any time during the five (5)-year period ending on the date of such certificate, a “United States real property holding corporation” within the meaning of Section 897(c) of the Internal Revenue Code of 1986, as amended (the “Code”) and (B) none of the SoftBank Shares constitutes a “United States real property interest” as defined in Section 897(c) of the Code and the U.S. Treasury Regulations promulgated thereunder.

(b) Seller shall provide Purchaser with all applicable tax documentation reasonably requested by Purchaser at the Closing, including a valid and properly executed Internal Revenue Service Form W-9, Form W-8BEN, or Form W-8BEN-E , or any other form or information reasonably necessary to establish an exemption from, or reduction in, any applicable withholding tax obligations (each, a “Tax Form”).

(c) Purchaser shall not withhold from the consideration payable to Seller under this Agreement if Seller delivers to Purchaser the FIRPTA Certificate and the relevant Tax Form prior to Closing, except to the extent required as a result of a change in law after the date of this Agreement. To the extent required as a result of such a change in law, Purchaser shall be entitled to withhold from the consideration payable to Seller under this Agreement. To the extent that any amounts are so withheld by Purchaser and are not withheld as a result of Seller’s failure to provide a Tax Form (the “Withheld Amounts”), (i) Seller shall reduce the number of SoftBank Shares that would otherwise be transferred by Seller to Purchaser at Closing by a number of shares equal to (A) the Withheld Amounts, divided by (B) $10.00 (rounded to the next whole share) (such shares, the “Withholding Shares”), and Purchaser shall have no right to such Withholding Shares, and (ii) Purchaser shall in a timely manner pay such Withheld Amounts to the appropriate governmental authority. If Purchaser believes that it is so required to make such withholding (x) Purchaser shall notify Seller at least five (5) days before any such withholding, and (y) the Parties shall use reasonable efforts to cooperate prior to Closing to reduce or eliminate any such withholding.

(d) Seller has had opportunity to review with Seller’s own tax advisors the federal, state and local tax consequences of the sale of the SoftBank Shares and the Transactions. Except for the representations and warranties of Purchaser contained in this Agreement, Seller is relying solely on such advisors and not on any statements or representations of Purchaser or any of its representatives, agents, advisors or legal counsel. Seller understands that Seller (and not Purchaser) shall be responsible for Seller’s own tax liability that may arise as a result of the Transactions.

Section 7. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms, (b) the mutual written agreement of the Parties to terminate this Agreement, and (c) by (x) Purchaser in the event of any material breach of Section 5(a) or (y) either Seller or Purchaser, in the event of a breach of any representation, warranty, covenant or agreement of this Agreement (other than Section 5(a), which is governed by the foregoing clause (x) of this Section 7(c)) which would result in a failure of the conditions set forth in Section 2(c)(iv) or Section 2(d)(iii), as applicable, to be satisfied and such breach is not able to be cured within twenty (20) days of the other party hereto giving notice of such breach, or if there has been any waiver or amendment of any material provision of any of the BCA, any PIPE Subscription Agreement or any of the Ancillary Documents without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. If Closing does not occur, Purchaser’s only obligation, subject to the foregoing proviso, shall be payment of the SoftBank Bitcoin Cost Amount and the PIPE Bitcoin Cost Amount in cash by wire transfer of immediately available funds for the period beginning at and including the date hereof to, but excluding, the date of termination of this Agreement; provided, that (x) for purposes of this Section 7, the SoftBank Bitcoin Amount and the PIPE Bitcoin Amount shall be the amounts actually paid by Seller as certified in good faith by Seller to Purchaser in writing containing reasonable supporting documentation (in Purchaser’s reasonable determination) of such amounts (in each case, not to exceed One Billion United States Dollars ($1,000,000,000)), and (y) if the BCA terminates by mutual written consent or as a result of the breach of a material representation, warranty, covenant or obligation by Seller, Purchaser shall have no such payment obligation.

Section 8. Indemnification.

(a) Seller shall indemnify, defend and hold harmless Purchaser and any person who controls Purchaser (within the meaning of the Securities Act) or their respective affiliates, officers, directors, members or employees (each, a “Purchaser Indemnified Person”) from and against any losses, claims, damages or liabilities to which such Purchaser Indemnified Person may become subject, resulting from or arising out of any breach of the representations and warranties made by Seller hereunder and any breach or violation of any covenant or agreement hereunder except to the extent the same are caused by the negligence, gross negligence, willful misconduct or bad faith of such Purchaser Indemnified Person (collectively, the “Purchaser Indemnification Rights”).

(b) Purchaser shall indemnify, defend and hold harmless Seller and any person who controls Seller (within the meaning of the Securities Act) or their respective affiliates, officers, directors, members or employees (each, a “Seller Indemnified Person” and with the Purchaser Indemnified Person, the “Indemnified Persons”) from and against any losses, claims, damages or liabilities to which such Seller Indemnified Person may become subject, resulting from or arising out of any breach of the representations and warranties made by Purchaser hereunder and any breach or violation of any covenant or agreement hereunder except to the extent the same are caused by the negligence, gross negligence, willful misconduct or bad faith of such Seller Indemnified Person (collectively, the “Seller Indemnification Rights” and with the Purchaser Indemnification Rights, the “Indemnification Rights”).

(c) If for any reason any of the Indemnification Rights are unavailable to an Indemnified Person or insufficient to hold it harmless, then the other Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by such Indemnified Person on the one hand and the other Party hereto on the other hand in the matters contemplated by this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by Indemnified Person on the one hand and the other Party hereto on the other hand in the matters contemplated by this Agreement but also the relative fault of such Indemnified Person and the other Party hereto with respect to such losses, claims, damages or liabilities and any other relevant equitable considerations. The obligations with respect to the Indemnification Rights shall be in addition to any liability that either Indemnified Person may otherwise have.

(d) Section 8(a) and Section 8(b) shall remain in full force and effect and shall survive the termination or expiration of this Agreement.

Section 9. Miscellaneous.

(a) Purchaser hereby acknowledges that it shall be responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the transactions contemplated in this Agreement as well as the execution of this Agreement.

(b) Purchaser acknowledges that Seller will rely on the acknowledgments, understandings, agreements, representations and warranties of Purchaser contained in this Agreement; provided, however, that the foregoing clause of this Section 9(b) shall not give Seller any rights other than those expressly set forth herein. Prior to the Closing, Purchaser agrees to promptly notify Seller if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Purchaser set forth herein are no longer accurate in all material respects. Seller acknowledges that Purchaser will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement; provided, however, that the foregoing clause of this Section 9(b) shall not give Purchaser any rights other than those expressly set forth herein. Prior to the Closing, Seller agrees to promptly notify Purchaser, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Seller set forth herein are no longer accurate in all material respects.

(c) Each of the Seller and the Purchaser is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each Party shall pay all of its own expenses in connection with this Agreement and the transactions contemplated herein.

(e) Neither this Agreement nor any rights that may accrue to Purchaser hereunder (other than with respect to the SoftBank Shares acquired hereunder) may be transferred or assigned by Purchaser. Neither this Agreement nor any rights that may accrue to Seller hereunder may be transferred or assigned by Seller. Notwithstanding the foregoing, Purchaser may assign all or a portion of its rights and obligations under this Agreement to one or more of its affiliates upon written notice to Seller.

(f) All the agreements, representations and warranties made by each Party in this Agreement shall survive the Closing for a period of twelve (12) months.

(g) This Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the Parties.

(h) This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(i) The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties are entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties further acknowledge and agree to waive any requirement for the security or posting of any bond in connection with any such equitable remedy.

(j) If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(k) No failure or delay by a Party in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a Party, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a Party shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(l) This Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(m) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(n) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

(o) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(r) of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(p) This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties.

(q) The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Agreement, (ii) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

(r) All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by facsimile, email or other electronic means, with affirmative confirmation of receipt (excluding out-of-office replies or other automatically generated responses), (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) four (4) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice:

If to the Seller, to:

Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo
Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio
de San Salvador Centro, Republica de El Salvador
Attn: Investments Legal
Email: investments.legal@tether.to (copy to legal@tether.to)

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate,
EC2N 4BQ London
Attn: Lorenzo Corte
          Maria Protopapa
[***]
[***]

If to SoftBank at, prior to or after the Closing, to:

Stellar Beacon LLC
300 El Camino Real
Menlo Park, CA 94025
Attn: Legal Department
Email: dl-sbsp-notice@softbank.com

with a copy (which will not constitute notice) to:

Sullivan and Cromwell LLP

125 Broad Street
New York, NY 10004
Attn: Matthew B. Goodman
           Mario Schollmeyer
[***]
[***]

[Signature pages follow]

IN WITNESS WHEREOF, Seller has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below.

TETHER INVESTMENTS, S.A. de C.V.

By:	/s/ Giancarlo Devasini
Name:	Giancarlo Devasini
Title:	Sole Administrator

[Signature Page to SoftBank Sale and Purchase Agreement]

IN WITNESS WHEREOF, Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below.

STELLAR BEACON LLC

By:
Name:
Title:

[Signature Page to SoftBank Sale and Purchase Agreement]

Exhibit A

Business Plan

[Signature Page to SoftBank Sale and Purchase Agreement]